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                                             File No. 70-8921


                SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549


                  CERTIFICATE OF NOTIFICATION

            Pursuant to Rule 24(a) under the Public
              Utility Holding Company Act of 1935

                            Filed by

                  NEW ENGLAND ELECTRIC SYSTEM
                       NEES ENERGY, INC.

     It is hereby certified that as of December 30, 1996, certain transactions covered by the statement on Form U-1 and amendments thereto, File No. 70-8921, and in the order of the Securities and Exchange Commission in this file dated December 23, 1996 (HCAR No. 26633) have been carried out, in accordance with the terms and conditions of and for the purpose represented in said statement and order of the Commission, as follows:

     NEES Energy, Inc. has made an initial capital contribution to AllEnergy Marketing Company, L.L.C. in the amount of $3,250,000.

     The required "past tense" opinion of counsel is attached hereto as
Exhibit I.

     On December 23, 1996, Texas Liquids, L.L.C., a special purpose subsidiary of AllEnergy Marketing Company, L.L.C., acquired certain non-utility assets of Texas Liquids LTD, Inc., for a purchase price less than the $3.5 million referenced in Item 1, Part A of the statement on Form U-1, as amended.
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                            SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, each of the undersigned companies has duly caused this Certificate of Notification (Commission's File No. 70-8921) to be signed on its behalf by the undersigned officers thereunto duly authorized.

                         NEW ENGLAND ELECTRIC SYSTEM

                              s/Michael E. Jesanis

                         By
                               Michael E. Jesanis
                               Treasurer


                         NEES ENERGY, INC.


                              s/John G. Cochrane
                         By _____________________________
                                 John G. Cochrane
                                 Treasurer


Dated: January 8, 1997











     The name "New England Electric System" means the trustee or trustees for the time being (as trustee or trustees but not personally) under an agreement and declaration of trust dated January 2, 1926, as amended, which is hereby referred to, and a copy of which as amended has been filed with the Secretary of the Commonwealth of Massachusetts. Any agreement, obligation or liability made, entered into or incurred by or on behalf of New England Electric System binds only its trust estate, and no shareholder, director, trustee, officer or agent thereof assumes or shall be held to any liability therefor.